EXHIBIT 99.1

Osisko Development Announces Results of Annual Meeting of Shareholders

MONTREAL, May 07, 2024 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) ("Osisko Development" or the "Company") announces the results of its annual meeting of shareholders (the "Meeting") held on May 7, 2024. A total of 55,749,501 common shares were voted at the Meeting, representing approximately 66.27% of the total issued and outstanding common shares of the Company as of the record date of the Meeting. A summary of the results for the items voted at the Meeting are as follows:

1. Election of Directors

Each of the directors listed as nominees in Osisko Development's Management Information Circular (the "MIC") dated March 18, 2024, was elected to the board of directors of the Company to serve for the ensuing year or until their successors are duly elected or appointed, with the following results:

Resolution #1 Name of Nominee	Votes For	% Votes For	Votes Against	% Votes Against
Sean Roosen	48,372,453	95.75%	2,148,533	4.25%
Charles E. Page	49,300,002	97.58%	1,220,984	2.42%
Marina Katusa	49,320,043	97.62%	1,200,943	2.38%
Michèle McCarthy	49,289,021	97.56%	1,231,965	2.44%
Duncan Middlemiss	49,194,382	97.37%	1,326,604	2.63%
David Danziger	49,371,868	97.73%	1,149,118	2.28%

2. Election of Directors

PricewaterhouseCoopers LLP was re-appointed as the Company's independent auditor and the directors were authorized to fix the auditor's remuneration for the ensuing year, with the following results:

Resolution #2 Name of Auditor	Votes For	% Votes For	Votes Withheld	% Votes Withheld
PricewaterhouseCoopers LLP	55,571,208	99.74%	145,321	0.26%

3. Approval of the amended Stock Option Plan

The ordinary resolution to approve the adoption of the Company's amended Stock Option Plan as outlined in the MIC dated March 18, 2024, was passed, with the following results:

Resolution #3	Votes For	% Votes For	Votes Against	% Votes Against
Stock Option Plan	47,878,481	94.77%	2,642,505	5.23%

4. Approval of the amended Deferred Share Unit Plan

The ordinary resolution to approve the adoption of the Company's amended Deferred Share Unit Plan as outlined in the MIC dated March 18, 2024, was passed, with the following results:

Resolution #4	Votes For	% Votes For	Votes Against	% Votes Against
Deferred Share Unit Plan	47,913,762	94.84%	2,607,224	5.16%

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a North American gold development company focused on past-producing mining camps located in mining friendly jurisdictions with district scale potential. The Company's objective is to become an intermediate gold producer by advancing its 100%-owned Cariboo Gold Project, located in central B.C., Canada, the Tintic Project in the historic East Tintic mining district in Utah, U.S.A., and the San Antonio Gold Project in Sonora, Mexico. In addition to considerable brownfield exploration potential of these properties, that benefit from significant historical mining data, existing infrastructure and access to skilled labour, the Company's project pipeline is complemented by other prospective exploration properties. The Company's strategy is to develop attractive, long-life, socially and environmentally sustainable mining assets, while minimizing exposure to development risk and growing mineral resources.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Director, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

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